UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934


Filed  by  the  Registrant                            [ ]
Filed  by  a  Party  other  than  the  Registrant     [x]

Check  the  appropriate  box:

[x]     Preliminary  Proxy  Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]     Definitive  Proxy  Statement
[ ]     Definitive  Additional  Materials
[ ]     Soliciting  Material  Under  Rule  14a-12

                              EQUIDYNE CORPORATION
                (Name of Registrant as Specified in its Charter)

                                MFC BANCORP LTD.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment  of  Filing  Fee  (Check  appropriate  box):

[x]     No  fee  required.
[ ]     Fee  computed  on  table  below  per Exchange Act Rules 14a-6(i)(4) and
        0-11.
        1)   Title of each class of securities  to  which  transaction  applies:
        2)   Aggregate  number  of  securities  to  which  transaction  applies:
        3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
        4)   Proposed  maximum  aggregate  value  of  transaction:
        5)   Total  fee  paid:

[ ]     Fee  paid  previously  with  preliminary  materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
        1)   Amount  Previously  Paid:
        2)   Form,  Schedule  or  Registration  Statement  No.:
        3)   Filing  Party:
        4)   Date  Filed:

PRELIMINARY COPY, SUBJECT TO COMPLETION; MATERIALS DATED JULY 11, 2003
                                                         -------

July  [15]  ,  2003
---------



                                 PROXY STATEMENT
                                       OF
                                MFC BANCORP LTD.
                                 RELATING TO THE
                     2003 ANNUAL MEETING OF STOCKHOLDERS OF
                              EQUIDYNE CORPORATION

           PLEASE SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD

TO  THE  STOCKHOLDERS  OF  EQUIDYNE  CORPORATION:



This proxy statement (the "Proxy Statement") and the enclosed green proxy card are being furnished by MFC Bancorp Ltd. ("MFC", "we" or "us") for the solicitation of proxies from you, the holders of the shares of common stock of Equidyne Corporation ("Equidyne" or the "Company"), to be voted at Equidyne's 2003 annual meeting of stockholders to be held September 9, 2003, including any
                                     ----------------------------
adjournments, postponements, continuance or rescheduling thereof and any special meeting called in lieu thereof (the "Annual Meeting").



We  are  soliciting  your  proxy  to  vote  for  the  following  proposals  (the
"Proposals"),  which  we  intend  to  submit for approval at the Annual Meeting:

     ELECTION OF DIRECTORS: To elect Michael J. Smith, Roy Zanatta, Mark Steinley, Greg Elderkin, Dr. Stefan Feuerstein, James Musacchio and James Carter (the "MFC Nominees") to serve as the directors of the Company until their respective successors are duly elected and qualified or their earlier resignation or removal (if fewer than seven directors are elected, we propose to elect the MFC Nominees in the order listed above); and

     REVOCATION OF BYLAWS to adopt the following stockholders' resolution (which we will refer to as the "Bylaw Revocation Proposal"):

          RESOLVED, that each and every provision of the Amended and Restated Bylaws (the "Bylaws") of Equidyne Corporation adopted on or after May 1, 2003 and prior to the adoption of this resolution is hereby repealed.

            THIS SOLICITATION IS BEING MADE BY MFC AND NOT ON BEHALF
                  OF EQUIDYNE OR THE CURRENT BOARD OF DIRECTORS

MFC is not aware of any other proposals to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the proxies named on the enclosed green proxy card will vote on such matters in their discretion.

We are soliciting proxies for use at the Annual Meeting whenever it may be held. Equidyne's current board of directors (the "Current Board") has not yet announced the date of the Annual Meeting or the record date for determining those stockholders entitled to receive notice of and vote at the Annual Meeting (the "Record Date"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Equidyne common stock held on the Record Date. We are asking you to mark, sign and date the enclosed green proxy card and return it in the enclosed, postage-paid envelope to our proxy solicitor, Georgeson Shareholder Communications Inc., as set forth below. We beneficially own approximately 8.7% of the Company's common stock and intend to vote our shares for the Proposals.

ANY PERSON WHO HELD SHARES OF EQUIDYNE COMMON STOCK ON THE RECORD DATE MAY GIVE A PROXY. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED.

YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS, SO YOU MAY RETURN THE GREEN PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A PROXY. WE URGE YOU NOT TO RETURN ANY PROXY SENT TO YOU BY EQUIDYNE OR THE CURRENT BOARD.



This Proxy Statement and the enclosed green proxy card are first being sent or given to stockholders of Equidyne on or about July [15], 2003.
                                                      ----------



                             YOUR VOTE IS IMPORTANT!

               TO VOTE FOR OUR PROPOSALS, PLEASE DO THE FOLLOWING:

* If you hold your shares of Equidyne common stock in your own name, please SIGN, DATE and MAIL or hand-deliver the enclosed green proxy card today in the enclosed postage-paid envelope to our proxy solicitor, Georgeson Shareholder Communications Inc., at the address below.



* If you hold your shares of Equidyne common stock in the name of one or more brokerage firms, banks or nominees, only they can exercise voting rights with respect to your shares, and then only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to SIGN, DATE and MAIL (or fax both sides of) the GREEN proxy card representing your shares to our proxy
                          -----
solicitor. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us in care of Georgeson Shareholder Communications Inc., who is assisting in this solicitation, at the address and telephone numbers below and on the back cover of this proxy statement, so that we will be aware of all instructions and can attempt to ensure that such instructions are followed.



IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR DELIVERING YOUR PROXY OR VOTING INSTRUCTIONS, PLEASE WRITE OR CALL:



                    Georgeson Shareholder Communications Inc.
                           17 State Street, 10th Floor
                           ---------------------------
      New York, New York 10004 Shareholders Call Toll Free: (800) 293-6057
      -------------------------------------                  ---  --------
         Banks and Brokerage Firms, Please Call Collect:  (212) 440-9800
         ---------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------

ITEM                                                                   PAGE
----                                                                   ----



Questions  and  Answers  about  this  Proxy  Statement                  1

Information  Regarding  Forward-Looking  Statements                     6

Reasons  for  this  Proxy  Solicitation                                 6
     Poor  Recent  Operating  Results                                   6
     Excessive  Management  Compensation                                7
     Management's  Actions  are  not  Consistent  with Stockholders'
       Interests                                                        8
     Management  Entrenchment                                           8
     Lack  of  Direction                                                9

We  Believe  New  Leadership  can  make  Equidyne  Succeed              9

Additional  Information  Regarding  the  Proposals                      10
                                                                        --
     Proposal  1:  Election  of  the  MFC  Nominees                     10
                                                                        --
     Proposal  2:  Repeal of Bylaws Adopted on or after May 1, 2003     11

Information  about  the  MFC  Nominees                                  13
                                                                        --

Voting  Securities                                                      16
                                                                        --

Litigation                                                              16
                                                                        --

Solicitation                                                            16
                                                                        --

Stockholder  Proposals                                                  17
                                                                        --

Appraisal  Rights                                                       17
                                                                        --

Reimbursement  of  Costs                                                17
                                                                        --

Special  Instructions                                                   17
                                                                        --

Other  Matters  to  be  Voted  Upon                                     18
                                                                        --

Further  Information                                                    19
                                                                        --

Annex  I  -  Information  Concerning  The  Company                      I-1

Annex  II  -  Security Ownership of Certain Beneficial Owners
  and the Company's Officers  and  Directors                            II-1

Annex  III  -  Information  Concerning  MFC  Bancorp  Ltd.
  and the MFC Nominees                                                  III-1

Appendix  -  Green Proxy  Card

QUESTIONS  AND  ANSWERS  ABOUT  THIS  PROXY  STATEMENT

Q:     WHO  IS  MAKING  THE  PROXY  SOLICITATION?

A: This proxy solicitation is being made by MFC. MFC beneficially owns approximately 8.7% of the Company's common stock. For more information about MFC, please refer to Annex III hereto. For more information on Equidyne, please refer to Annex I hereto.

Q:     WHAT  ARE  WE  PROPOSING?

A:     You  are  being  asked  for  a  proxy  to  be  voted  in  favor  of:

* Electing the MFC Nominees to serve as the directors of Equidyne. The MFC Nominees together have over 40 years of management experience advising and restructuring troubled enterprises;

*     Approving  the  following  resolution:

RESOLVED, that each and every provision of the Amended and Restated Bylaws of Equidyne adopted on or after May 1, 2003 and prior to the adoption of this resolution, is hereby repealed.

Q:     WHY  ARE  WE  SOLICITING  YOUR  PROXY?

A:     We are soliciting your proxy to replace Equidyne's Current Board, whom we believe are at least partially responsible for the Company's poor performance. Our beliefs are based on the following, among other things:



* From February 22, 2000 to June 17, 2003, the Company's stock price plummeted more than 95%, from the Company's peak stock price of $9.00 to
                                  ----------------------------------
$0.41.(1) The Company's market capitalization decreased from more than $151 million to approximately $6.1 million during this period. (2) Marcus R. Rowan(3)
                                                                             ---
and Jim Fukushima, two of the Company's four current directors, were directors throughout this period.



* From December 31, 2001, the date Marcus Rowan became the Chief Executive Officer and Mark Myers became President, until June 17, 2003 the Company's stock price has decreased over 50%.(4)



* For the nine months ended April 30, 2003 the Company's net sales were only $65,000, which we believe indicates a minimal level of business activity.
          ------------------          -
Nonetheless, the Company has continued to incur losses throughout the 2003 fiscal year, including an operating loss of $687,000 for the three months ended April 30, 2003 and an operating loss of $2,584,000 for the nine months ended
April  30,  2003.(5)


----------------

(1)  Source:     American  Stock  Exchange  website.
(2)  Source:     Based on 16,823,911 shares outstanding as of March 20, 2000, as reported  in  the  Company's  Quarterly Report on Form 10-QSB
                 filed on March 21, 2000  and  a share price of $9.00 per share on February 22, 2000, and 14,984,803 shares  outstanding  as of
                 May 31, 2003 as reported in the Company's Quarterly Report on
                 Form 10-QSB filed June 13, 2003 and a share price of $0.41 on
                 June 17, 2003.
(3)              Marcus Rowan  only  became  an  officer  of  the  Company on
                 ------------------------------------------------------------
                 December 31, 2001.
                 ------------------
(4)  Source:     American  Stock  Exchange  website.
(5)  Source:     Quarterly  Report on Form 10-QSB for the period ended April 30,
                 2003 filed  by  Equidyne  June  13,  2003.

*     We  believe  that  management has little stock ownership and therefore, in
      --------------------                                                    --
our  opinion,  its interests are not sufficiently aligned with the stockholders.
--------------
According to public records on file with the Securities and Exchange Commission (the "SEC"), the Company's Chief Executive Officer, President and Chief Financial Officer held a combined total of only 148,300 shares (less than 1% of the Company's outstanding shares) as of July 3, 2003.(6) MFC's interest
                                              -------    -      --------------
in  Equidyne, on the other hand, consists of voting rights over 1,304,233 shares
--------------------------------------------------------------------------------
of  which  MFC  is  the  registered  holder  of  100.  MFC  is also funding this
--------------------------------------------------------------------------------
solicitation  and  is  assuming  the  risks  and financial responsibility of any
--------------------------------------------------------------------------------
potential  litigation  which  may  arise  in  connection with such solicitation.
--------------------------------------------------------------------------------
MFC also has an option to acquire 485,844 Shares of  Equidyne from Concord
--------------------------------------------------------------------------
Effekten AG ("Concord") for an exercise price of $0.45 per share.
-----------------------------------------------------------------

*     It  is  our belief that management compensation is excessive for a company
      -----------------------
with the size and circumstances of Equidyne. The Company's Chief Executive Officer, President and Chief Financial Officer have a combined base salary of over $600,000 per year, or over nine times the Company's revenues during the nine months ended April 30, 2003. In addition to salary, the Company paid $187,000 of executive management bonuses in the quarter ended January 31, 2003. The Company's Chief Executive Officer was also paid a bonus of $120,000(9) for

His "extraordinary" services to the Current Board in the first  five  months  of
    ---------------
fiscal  2002.(10) Mr. Rowan also received a signing bonus in the amount of
             -------------------------------------------------------------
$80,000 when  he was appointed  Chief  Executive  Officer  in December 2001.(11)
-------                                                                     ----
Mr.  Rowan  was  paid $40,000  of  his  signing  bonus  during  his  first  week
--------------------------------------------------------------------------------
of employment, with the remaining  $40,000 payable in equal installments on each
--------------------------------------------------------------------------------
of April 1, 2002, July 1, 2002  and October 1, 2002, contingent upon Mr. Rowan's
--------------------------------------------------------------------------------
continued employment.
---------------------

*     The Company, in our belief, has performed very poorly, but despite this in
      -----------------------------------------------------------------------
January 2003, the Current Board issued to the Company's Chief Executive Officer and President an aggregate of 630,000 stock options at an exercise price of only $0.34 per share,(12) a price equal to approximately one-third of the Company's book value per share as set out in the Quarterly Report on Form 10-QSB for the period ended January 31, 2003 and among the lowest market values of the shares
                                -----------------------------------------------
for the entire  month  of January, 2003.  This issuance is in addition to an
----------------------------------------
issuance of 1,050,000 options to the same two persons in December 2001 when they were appointed to their positions.(13)

* Since the management changes in December 2001, management has failed to generate new revenue streams from the Company's existing technologies or to successfully develop new business opportunities for the Company. Though the Company has announced that it is seeking diversification strategies not necessarily related to the medical field,(14) it has not announced any transactions or material developments in this regard. In the meantime, overhead expenses and losses, which we believe are
                      --------------------

---------------
(6)  Source:     Definitive additional materials  filed by Equidyne under Form
                 -------------------------------------------------------------
                 DEFA14A on July 3, 2003.
                 ------------------------
(7)  Source:     Quarterly  Report on Form 10-QSB for the period ended April 30,
                 2003  filed  by  Equidyne  on  June  13,  2003.
(8)  Source:     Quarterly  Report  on  Form 10-QSB for the period ended January
                 31,  2003  filed  by  Equidyne  on  March  14,  2003.
(9)  Source:     Ibid.
(10) Source:     Annual Report on Form 10-KSB for the fiscal year ended July 31,
    ----------------------------------------------------------------------------
                 2002  filed  by  Equidyne  on  October  28,  2002.
                 ---------------------------------------------------------------
(11) Source:     Ibid.
                 -----
(12) Source:     Form 4 filed by Marcus Rowan and Form 4 filed by Mark Myers
                 -----------------------------------------------------------
                 on January 30, 2003.
                 --------------------
(13) Source:     Annual Report on Form 10-KSB for the fiscal year ended July
                 -----------------------------------------------------------
                 31, 2002 filed by Equidyne on October 28, 2002.
                 -----------------------------------------------------------
(14) Source:     Ibid.

excessive  given  the  Company's  total  revenues, have continued to deplete its
--------------------------------------------------
capital base. Further, management has not explained what investment expertise it purports to have. If the Company pursues an investment strategy to create stockholder  value,  we  believe  it  should  be  overseen  by  directors  with
                                              --
substantial  investment  expertise  such  as  the  MFC  Nominees.



* On January 21, 2003 the Current Board amended the Bylaws, revoking stockholders' right to call a special meeting and reducing the maximum permitted number of directors from ten to seven, among other changes. We believe these changes disadvantage stockholders by making it more difficult to unseat entrenched leadership.

Q:     WHO  ARE  THE  MFC  NOMINEES?

A: The MFC Nominees are Michael J. Smith, Roy Zanatta, Mark Steinley, Greg Elderkin, Dr. Stefan Feuerstein, John Musacchio and James Carter. None of the MFC Nominees presently serve the Company in any capacity. The principal occupation and business experience of each MFC Nominee is set forth in this Proxy Statement under the section entitled "Information About the MFC Nominees" on page 12, which we urge you to read. As shown therein, the MFC Nominees are qualified individuals who, combined, possess over 40 years of management experience advising and restructuring troubled enterprises.

Q:     IF  THE MFC NOMINEES ARE ELECTED, WHO WILL BE THE OFFICERS OF THE COMPANY
AND  WHAT  WILL  THEIR  COMPENSATION  BE?

A: If the MFC Nominees are elected, we expect that they will terminate the employment of Marcus R. Rowan as Equidyne's Chief Executive Officer and Mark C. Meyers as its President. According to Equidyne's SEC filings, Mr. Rowan's annual base salary is $250,000 and Mr. Meyers' is $190,000. For the fiscal year ended July 31, 2002 Equidyne reported that Mr. Rowan received $334,898 in total cash compensation for services to the Company and options to purchase 750,000 shares and Mr. Meyers received approximately $208,615 in total cash compensation and options to purchase 300,000 shares. The Company also had disclosed that it paid $187,000 of executive management bonuses in the quarter ended January 31, 2003 without specifying how the bonuses were allocated. In January, 2003, Mr. Rowan and Mr. Meyers were also awarded another 450,000 and 180,000 options, respectively, at an exercise price of only $0.34 per share.



We expect that the MFC Nominees would appoint Michael Smith as Chairman and Chief Executive Officer and Roy Zanatta as Secretary. Neither Mr. Smith nor Mr. Zanatta would draw a salary or accrue any compensation until at least such time
                             --------------------------
as the Company consummates a transaction or becomes active in a new business venture or activity.
---------------------

Q:     HOW  WOULD  THE  MFC  NOMINEES  AND  NEW MANAGEMENT IMPROVE THE COMPANY'S
PERFORMANCE?

A: The MFC Nominees have extensive business experience, particularly in the restructuring of troubled companies. For a discussion of the background of the MFC Nominees, please refer to "Information About the MFC Nominees" on page 12. If elected, the MFC Nominees will attempt to enhance shareholder value by:

* preserving the Company's cash by minimizing overhead expenses through the elimination of excessive management salaries and the minimization of other overhead expenses;

* discontinuing investments and expenses related to the needle free industry, other than those which the MFC Nominees believe will realistically produce an attractive return through realization of value from the Company's existing technologies;

* seek new business opportunities, investments and acquisitions so as to utilize the Company's capital and public listing to earn a return on the Company's capital.

Q:     WHO  CAN  VOTE  AT  THE  ANNUAL  MEETING?

A: Section 213 of the Delaware General Corporation Law (the "DGCL") gives the Current Board the authority to fix the Record Date, which must neither be more than 60 days nor less than 10 days prior to the Annual Meeting. If the Current Board does not set a Record Date, the Record Date shall be the day preceding the day on which notice of the Annual Meeting is given.



IF  YOU  OWNED SHARES OF THE COMPANY ON JULY 14, 2003 YOU HAVE THE RIGHT TO VOTE
                                        -------
AT THE ANNUAL MEETING, EVEN IF YOU DISPOSED OF SOME OR ALL OF YOUR SHARES AFTER THAT DATE.



Q:     HOW  MANY  SHARES  MUST BE VOTED IN FAVOR OF THE PROPOSALS TO ADOPT THEM?

A: When a quorum is present, all elections or questions other than the election of directors are decided by a majority of votes cast of shares present in person or represented by proxy. Thus the Bylaw Revocation Proposal requires a majority approval at the Annual Meeting. Candidates for director receiving the highest number of votes will be elected, even if such candidates do not receive a majority of votes cast. The Bylaws provide that when a quorum is present at a meeting for the election of directors, a plurality of votes cast of shares present in person or represented by proxy at the meeting and entitled to vote for the election of directors shall be sufficient to elect directors.



A majority in voting power of the issued and outstanding shares of stock entitled to vote, either in person or represented by proxy, constitutes a quorum. The Company reported [14,984,803] shares of common stock outstanding as
                              -          -
of  July  14,  2003.  Therefore,  at least [7,492,402] shares must be present in
   ---------                               -         -
person or represented by proxy at the Annual Meeting to constitute a quorum. We beneficially own approximately 8.7% of the Company's issued and outstanding shares and will vote for the MFC Nominees and the Bylaw Revocation Proposal.

Q:     HOW  DO  I  VOTE?



A: If you hold your shares of Equidyne common stock in your own name, please SIGN, DATE and MAIL or hand-deliver the enclosed GREEN proxy card today in the
                                                   -----
enclosed postage-paid envelope to our proxy solicitor, Georgeson Shareholder Communications Inc. at 17 State Street, 10th Floor, New York, New York, 10004.
                         ------------------------------------------------------

If you hold your shares of Equidyne common stock in the name of one or more brokerage firms, banks or nominees, only they can exercise voting rights with respect to your shares, and then only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to SIGN, DATE and MAIL the GREEN proxy card representing your shares to Georgeson Shareholder
-----
Communications Inc. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us in care of Georgeson Shareholder Communications Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below and on the back cover of this proxy statement, so that we will be aware of all instructions and can attempt to ensure that such instructions are followed.



Q:     CAN  I  REVOKE  MY  PROXY?

A:     You  may  revoke  an  executed  proxy  card at any time before the Annual
Meeting  by:



* marking, dating, signing and delivering a written revocation to our proxy solicitor, Georgeson Shareholder Communications Inc., at 17 State Street, 10th
                                                           ---------------------
Floor,  New York, New York, 10004, with a copy to MFC Bancorp Ltd. at Suite 1620
---------------------------------
- 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Attention: Roy Zanatta/Rene Randal, facsimile (604) 683-3205. A revocation may be in any written form signed by the record holder as long as it clearly states that the proxy previously given is no longer effective;



* delivering a subsequent and properly completed and dated proxy in opposition to an earlier proxy; or

*     attending  the  Annual  Meeting  and  voting  your  shares  in  person.

Although a revocation is also effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of proxies be promptly mailed or delivered to our proxy solicitor at the address or facsimile number on page 18 of this Proxy Statement or proxy solicitation so that we will be aware of all revocations. Revocations sent to the Company may be delivered to its business office which, according to its SEC filings, is located at 11300 Sorrento Valley Road, Suite 255, San Diego, CA 92121, or to any other address provided by the Company.

Q:     WHO  CAN  I  CALL  WITH  QUESTIONS  ABOUT  THE  PROXY SOLICITATION OR THE
PROPOSALS?



A:     Please  call Georgeson Shareholder Communications Inc. toll free at (800)
                                                                            ---
293-6057.
--------

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement may contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current information. They use words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to:

     *     future  actions;

     *     prospective  services;

     *     future  performance  or  results  of  anticipated  sales  efforts;

     *     potential  growth  and  performance  of  Equidyne;  and

     *     projected  operating  results.

Any and all forward-looking statements in this Proxy Statement can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this Proxy Statement. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

                       REASONS FOR THIS PROXY SOLICITATION



On May 2, 2003, we advised Equidyne of our intention to nominate directors and otherwise solicit proxies for the upcoming Annual Meeting. On May 9, 2003, Equidyne advised that it will mail our materials in connection with such solicitation. On May 24, 2003, the Current Board and the Company were again advised of an intention to nominate a new slate of persons for election as directors. In that letter we also demanded that the Current Board:
(i) agree not to undertake any steps outside of the ordinary course until the conclusion of the Annual Meeting; (ii) announce a date for the Annual Meeting; (iii) co-operate in the selection of an independent chairman and scrutineer for the Annual Meeting; and (iv) provide us a list of stockholders and non-objecting beneficial holders. On May 26, 2003, we formally demanded the right to inspect and make copies of the books and records of Equidyne, including its stockholders' list and other materials. Having received no response to our various demands and requests, further letters were sent on June 12, 2003 and
                                                  ----                       ---
July  11,  2003  reiterating  our  request  for the stockholders' list and other
---------------
materials.   To  date, no  formal response has been given to any of our requests
           --              ------
and  demands.   On  June  26,  2003,  Management  set  the  date  of  the
                ---------------------------------------------------------
Annual Meeting  for September 9, 2003 and the record date for those entitled to
-------------------------------------------------------------------------------
receive  notice  of  and  vote  at  the  Annual  Meeting  for  July  14,  2003.
-------------------------------------------------------------------------------

On June 24, 2003, we made an application to the Delaware Court of Chancery (the "220/211 Application") to seek an order requiring Equidyne to schedule a meeting and produce information regarding the Company's stockholders. On July 9, 2003
                                                                 ---------------
Equidyne filed its response in the Delaware
-------------------------------------------

Court of Chancery.  As at the date hereof,  the 220/211 Application is pending
------------------------------------------------------------------------------
with the trial having been scheduled for  July  30,  2003.
----------------------------------------------------------

We are soliciting your proxy to vote for the Proposals because we believe, based in part on the following, that the Current Board and senior management are at least partially responsible for the Company's recent poor performance and should be replaced.

POOR  RECENT  OPERATING  RESULTS



As  noted  above, we believe the Company's recent financial performance has been
                  ----------
poor,  as  evidenced  by  the  following:

* From February 22, 2000 to June 17, 2003, the Company's stock price plummeted more than 95%, from the Company's peak stock price of $9.00 to
                                   ------------------------------------------
$0.41.(15)  The  Company's  market  capitalization decreased from more than $151
      ----
million to  approximately  $6.1 million during this period. (16) Marcus R. Rowan
                                                            ----
and Jim Fukushima, two of the Company's four current directors, were directors throughout this period.

* From December 31, 2001, the date Marcus Rowan became the Chief Executive Officer and Mark Myers became President, until June 17, 2003 the Company's stock price has decreased over 50%.(17)
                                 ----

* For the nine months ended April 30, 2003 the Company's net sales were only $65,000 which we believe indicates a minimal level of business activity.
         ------------------         --
Nonetheless, the Company has continued to incur losses throughout the 2003 fiscal year, including an operating loss of $687,000 for the three months ended April 30, 2003 and an operating loss of $2,584,000 for the nine months ended
April  30,  2003.(18)
                 ----



EXCESSIVE  MANAGEMENT  COMPENSATION

Despite the poor recent operating results, management has been compensated and rewarded in a manner as though the Company has been achieving results for the stockholders:



*     It  is  our belief that management compensation is excessive for a company
      -----------------------
with the size and circumstances of Equidyne. The Company's Chief Executive Officer, President and Chief Financial Officer have a combined base salary of over $600,000 per year, or approximately ten times the Company's revenues during the nine months ended April 30, 2003.(19) In addition to salary, the Company
                                       ----
paid $187,000 of executive management bonuses in the quarter ended January 31, 2003.(20) The Company's Chief Executive Officer was also paid a bonus of
     ----
$120,000(21) for his "extraordinary" services to the Current Board in the first
        ----         ----------------
five months of fiscal 2002.(22)   Mr.  Rowan also
                           ----   ---------------



---------------
(15) Source:     American  Stock  Exchange  website.
----
(16) Source:     Based  on  16,823,911  shares outstanding  as of March 20,
----             2000, as reported in the Company's Quarterly Report on  Form
                 10-QSB filed on March 21, 2000 and a share price of $9.00 per share on February  22,  000, and 14,984,803 shares outstanding as of May 31, 2003 as reported in the Company's Quarterly
                 Report on Form 10-QSB filed June 13, 2003 and a share price of $0.41 on June 17, 2003.
(17) Source:     American  Stock  Exchange  website.
----
(18) Source:     Quarterly  Report on Form 10-QSB for the period ended April 30,
----             2003 filed  by  Equidyne  on  June  13,  2003.
(19) Source:     Ibid.
----             -----
(20) Source:     Quarterly  Report  on  Form 10-QSB for the period ended January
----             31,  2003  filed  by  Equidyne  on  March  14,  2003.
(21) Source:     Ibid.
----
(22) Source:     Annual Report on Form 10-KSB for the fiscal year ended July 31,
----             2002  filed  by  Equidyne  on  October  28,  2002.

received  a signing  bonus  in the amount of $80,000 when he was appointed Chief
----------------------------------------------------
Executive Officer in December 2001.(23) Mr. Rowan was paid $40,000 of his
                                        ----------------------------------
signing bonus during his first week of employment, with the remaining $40,000
------------------------------------------------------------------------------
payable in equal  installments  on each of April 1, 2002, July 1, 2002 and
--------------------------------------------------------------------------
October 1, 2002, contingent  upon  Mr.  Rowan's  continued  employment.
-----------------------------------------------------------------------

*     The Company, in our belief has performed very poorly, but despite this, in
      -----------------------------------------------------------------------
January 2003, the Current Board issued to the Company's Chief Executive Officer and President an aggregate of 630,000 stock options at an exercise price of only $0.34 per share,(24) a price equal to approximately one-third of the Company's book value per share as set out in the Quarterly Report on Form 10-QSB for the period ended January 31, 2003 and among the lowest market values of the shares
                                ------------------------------------------------
in the entire  month  of January, 2003.  This issuance is in addition to an
---------------------------------------
issuance of 1,050,000 options to the same two persons in December 2001 when they were appointed to their positions.(25)
                                               ----



MANAGEMENT'S  ACTIONS  ARE  NOT  CONSISTENT  WITH  STOCKHOLDERS'  INTERESTS

Management's  actions  have  failed  to  enhance  stockholder  value:



*     We  believe  that  management has little stock ownership and therefore, in
      --------------------                                                    --
our  opinion,  its interests are not sufficiently aligned with the stockholders.
-------------
The Company's Chief Executive Officer, President and Chief Financial Officer held a combined total of only 148,300 shares (less than 1% of the Company's outstanding shares) as of July 3, 2003.(26) MFC's interest in Equidyne, on the
                           ------------ ---   ----------------------------------
other  hand, consists of voting rights over 1,304,233 shares of which MFC is the
--------------------------------------------------------------------------------
registered holder of 100.  MFC is also funding this solicitation and is assuming
--------------------------------------------------------------------------------
the  risks  and  financial  responsibility of any potential litigation which may
--------------------------------------------------------------------------------
arise  in  connection  with  such  solicitation.   MFC also  has  an option to
--------------------------------------------------------------------------------
acquire 485,844 Shares of Equidyne from Concord Effekten AG  ("Concord")  for an
--------------------------------------------------------------------------------
exercise  price  of  $0.45  per  share.
---------------------------------------

* Since the management changes in December 2001, management has failed to generate new revenue streams from the Company's existing technologies or to successfully develop new business opportunities for the Company. Though the Company has announced that it is seeking diversification strategies not necessarily  related  to  the  medical  field(27),  it  has  not  announced  any
                                             ----
transactions or material developments in this regard . In the meantime, overhead expenses and losses, which we believe are excessive given the Company's total
                     -----------------------------------------------------------
revenues,  have  continued  to deplete its capital base. Further, management has
---------
not explained what investment expertise it purports to have. If the Company pursues an investment strategy to create stockholder value, we believe it should to overseen by directors with substantial investment expertise such as the MFC Nominees.



Although there can be no assurance that our MFC Nominees will succeed in their efforts, we believe they can create stockholder value by drawing from their experience restructuring troubled enterprises.



---------------
(23) Source:     Annual Report on Form 10-KSB for the fiscal year ended July 31,
---              2002 filed by Equidyne on October 28, 2002.
(24) Source:     Form 4 filed by Marcus Rowan and Form 4 filed by Mark Myers on
--------------------------------------------------------------------------------
                 January 30, 2003.
                 ------------------
(25) Source:     Annual Report on Form 10-KSB for the fiscal year ended July 31,
----             ---------------------------------------------------------------
                 2002 filed by Equidyne on October 28, 2002
                 ------------------------------------------
(26) Source:     Definitive additional materials filed by Equidyne under Form
                 ------------------------------------------------------------
                 DEFA14A on July 3, 2003.
                 ------------------------
(27) Source:     Annual Report on Form 10-KSB for the fiscal year ended July 31,
----             ---------------------------------------------------------------
                 filed by Equidyne on October 28, 2002.
                 ---------------------------------------------------------------

We believe that we can create long term stockholder value by minimizing overhead expenses and pursuing new business activities and acquisitions.

MANAGEMENT  ENTRENCHMENT



On January 21, 2003 the Current Board approved changes to the Bylaws which we believe reduced the Current Board's accountability to the stockholders. Among
               -
other  changes,  the  Current  Board:



* eliminated the Bylaws' requirement that the annual meetings of stockholders be held (an annual meeting must now be held only if required by applicable law);
*     eliminated  stockholders'  power  to  call  a  special  meeting;
* eliminated stockholders' power to set the number of directors by resolution; and
*     reduced  the  maximum  number  of  directors  from  ten (10) to seven (7).



We believe the Company's Bylaw amendments were adopted as an entrenchment technique and diminish stockholder value by discouraging leadership changes that could be beneficial to Equidyne's share price or business operations. We believe that, by amending the Bylaws, the Current Board has taken significant defensive steps to entrench itself and to ward off challenges, which may not be in the best interests of stockholders.
    ---                -  --             -



LACK  OF  DIRECTION



Management of Equidyne has claimed to be evaluating "diversification strategies" including "investing in business opportunities not necessarily related to the medical device field".(28) However, since they were appointed in
                        ----
December, 2001, management has not announced any transactions or material developments in this regard. In the meantime, expenses and losses, which we
                                                                        --------
believe  are  excessive  given  the  Company's total revenues, have continued to
--------------------------------------------------------------
deplete its capital base. Further, management has not explained what investment expertise it purports to have. If the Company pursues an investment strategy to create stockholder value, we believe it should be overseen by directors with substantial investment expertise such as the MFC Nominees.



               WE BELIEVE NEW LEADERSHIP CAN MAKE EQUIDYNE SUCCEED

We believe that the Current Board has totally failed to preserve or enhance stockholder value. Most recently, Equidyne reported an operating loss of $2,854,000 for the nine months ended April 30, 2003 in its Quarterly Report on Form 10-QSB filed with the SEC on June 13, 2003.



If elected, the MFC Nominees intend to seek new business opportunities for Equidyne. Although the MFC Nominees have indicated that they will implement this strategic business plan if elected, we cannot guarantee that the Company's operating performance will improve or that its profitability will be restored. In addition, if elected, the MFC nominees will owe a fiduciary duty to the
--------------------------------------------------------------------------------
Company,  and  therefore  cannot  guarantee that these fiduciary duties will not
--------------------------------------------------------------------------------
prevent  the  implementation  of  plans  that  are  currently  proposed.
------------------------------------------------------------------------





---------------
(28) Source:      Definitive additional materials filed by Equidyne
-------------------------------------------------------------------
                  under  Form  DEFA14A  on  July  3,  2003.
                  ------------------------------------------

                 ADDITIONAL INFORMATION REGARDING THE PROPOSALS

PROPOSAL  1:  ELECTION  OF  THE  MFC  NOMINEES



MFC is proposing that Equidyne's stockholders elect the MFC Nominees to Equidyne's board of directors at the Annual Meeting. The first five individuals named in the table below will be nominated to be elected to succeed the Current Board. One or more of the other individuals named in the table below will be nominated to be elected: (i) in the event that the Current Board purports to increase the number of directorships pursuant to Article III, Section 2 of the Bylaws of Equidyne; and/or (ii) in the event that any of the first five
        ------------
individuals named in the table below is unable for any reason to serve as a director.



Additional nominations made pursuant to the preceding clauses are without prejudice to any position MFC may take which may claim that any attempt by Equidyne to increase the size of Equidyne's board of directors constitutes an unlawful manipulation of Equidyne's corporate machinery to disenfranchise the Company's stockholders. Each MFC Nominee has consented to being named in this Proxy Statement and our other solicitation materials and to serve as a director, if elected, until the next annual meeting of the Company's stockholders or until his successor has been elected and qualified. The Bylaws provide that the board of directors shall determine the number of directors eligible for election, which is currently five. The Bylaws also provide that a single class of directors will be elected at each annual meeting and hold office until the following annual meeting or until their successors are elected and qualified. If elected, the MFC Nominees would serve together as a single class of directors in accordance with the Bylaws.

Our primary purpose in seeking to elect the MFC Nominees is to help turn Equidyne around and enhance the value of the Company for the benefit of all stockholders. If elected, the MFC Nominees would be responsible for appointing new management to operate Equidyne.

Although each MFC Nominee has consented to serve as a director if elected and we have no reason to believe that any of the MFC Nominees may be unable or unwilling to serve, if any MFC Nominee is unable to serve as a director of Equidyne due to death, disability or otherwise, the remaining MFC Nominees may designate another person or persons to replace the nominee or nominees unable to serve.

The name, age and present principal occupation of each of the MFC Nominees is as follows:

Michael J. Smith, age 55, is the President and Chief Executive Officer and a director of MFC. Mr. Smith's principal business address is Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria.

Mark Steinley, age 40, is an independent consultant. Mr. Steinley's principal business address is 3915 East Broadway Boulevard, Fourth Floor, Tucson, AZ 85711.

Greg Elderkin, age 39, is the Executive Vice-President and a director of and the designated real estate broker at Pacific West Brokerage, Inc. Mr. Elderkin's principal business address is 555 South Renton Village Place, Suite 700, Renton, WA 98055.

Roy Zanatta, age 38, is Secretary of MFC. Mr. Zanatta's principal business address is 1620-400 Burrard Street, Vancouver, British Columbia, Canada.

Dr. Stefan Feuerstein, age 51, is Chief Executive Officer of MFC Capital Partners AG and a director of MFC. Dr. Feuerstein's principal business address is Charlottenstrasse 59, 10117 Berlin, Germany.

John Musacchio, age 55, is Vice-President of MFC and Chief Operating Officer, Chief Financial Officer and a director of Mymetics Corporation. Mr. Musacchio's principal business address is Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria.

James Carter, age 57, is Vice-President of MFC. Mr. Carter's principal business address is Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria.

In addition, if the MFC Nominees are elected, it is expected that Mr. Smith, age 55, will be appointed to serve as Equidyne's Chief Executive Officer. Mr. Smith, as the President and Chief Executive Officer of MFC, has extensive experience in restructuring companies in order to enhance stockholder value. For further information about MFC and Mr. Smith please refer to Annex III hereto.

The foregoing information has been furnished to us by the respective MFC Nominees. Annex III contains additional information about the MFC Nominees required to be disclosed under Regulation 14A of the Securities Exchange Act of 1934, as amended. It is expected that each MFC Nominee, if elected, will thereafter be reimbursed by Equidyne for reasonable out-of-pocket expenses incurred in the performance of his services as a director. The MFC Nominees will also be entitled to indemnification by the Company in accordance with the Bylaws and the DGCL.

The green proxy card delivered with this Proxy Statement provides each shareholder with the opportunity to designate any of the MFC Nominees whom he or she does not desire to elect. WE URGE YOU TO VOTE FOR ALL OF THE MFC NOMINEES ON THE GREEN PROXY CARD DELIVERED WITH THIS PROXY STATEMENT.

WE BELIEVE THAT IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF EQUIDYNE TO ELECT THE MFC NOMINEES AT THE ANNUAL MEETING. WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF THE MFC NOMINEES.

PROPOSAL  2:     REPEAL  OF  BYLAWS  ADOPTED  ON  OR  AFTER  MAY  1,  2003

The Company's stockholders are being asked to adopt the following resolution, which would repeal any amendments to the Bylaws adopted by the Current Board on or after May 1, 2003 and prior the adoption of this resolution:

      RESOLVED, that each and every provision of the Amended and Restated Bylaws of Equidyne Corporation adopted on or after May 1, 2003 and prior to the adoption of this resolution is hereby repealed.

We do not intend to exercise discretion in this regard. Although this Bylaw Revocation Proposal, if adopted, will repeal every Bylaw amendment adopted by the Current Board since May 1, 2003, it is not part of a plan to remove all anti-takeover devices available to the Company, and we believe the MFC Nominees do not have any present intention to make other proposals which would remove other anti-takeover measures. Rather, it is designed to prevent the Current Board from taking actions to amend the Bylaws to attempt to nullify or delay the actions taken by you under this Proxy Statement or to create new obstacles to your ability to freely elect a board which we believe represents your best interests. Based on publicly available information, we are not aware of any amendments to the Bylaws that have been adopted or proposed since May 1, 2003. The approval of the Bylaw Revocation

Proposal could result in the repeal of newly adopted Bylaws which may be in the best interests of stockholders, although we believe that such a possibility is unlikely in view of the fact that the Current Board has not disclosed any such
                          ---------                   -----------------
Bylaw amendments. If the Current Board adopts any material amendments to the Bylaws that would be subject to repeal under this Bylaw Revocation Proposal and such amendments are made available to us or the general public, we will provide you with additional materials regarding such amendments. Except for the proposed actions described in this Proxy Statement, the MFC Nominees, if elected, do not intend to take any other action that would remove other anti-takeover measures or render them ineffective.



WE RECOMMEND THAT SHAREHOLDERS OF EQUIDYNE VOTE "FOR" THE APPROVAL OF THE BYLAW REVOCATION PROPOSAL.

                                INFORMATION ABOUT
                                THE MFC NOMINEES

The following table sets forth the principal business address, present occupation or employment and the number and percentage of outstanding shares of the Company's common stock beneficially owned by us and each of the other MFC Nominees as of the Record Date. Each of the MFC Nominees has provided written consent to: (i) participate as a nominee in MFC's solicitation of proxies from the stockholders of Equidyne in connection with the Annual Meeting; (ii) be nominated for election as a director at the Annual Meeting and any adjournment, postponement, continuance or rescheduling thereof; and (iii) serve as a director of Equidyne if elected at the Annual Meeting and/or any adjournment, postponement, continuance or rescheduling thereof.


NAME,
AGE AND                     PRESENT PRINCIPAL OCCUPATION           NUMBER OF SHARES         PERCENTAGE
BUSINESS ADDRESS            AND FIVE YEAR BUSINESS EXPERIENCE      BENEFICIALLY OWNED       OF CLASS
----------------            ---------------------------------      ------------------       -----------
Michael J. Smith (55)       Mr. Smith is the President, Chief         1,304,233(1)             N/A
Floor 21                    Executive Officer and a director
Millenium Tower             of MFC, a Nasdaq National Market
Handelskai 94-96            quoted company.  Mr.  Smith  has
A-1200 Vienna,              been  the  President  and  Chief
Austria                     Executive  Officer  of MFC since
                            1996 and a director since  1986.
                            Mr.  Smith is also a director of
                            TriMaine  Holdings, Inc., (which
                            is  listed  on  the  OTC),  the
                            President,  Chief  Executive
                            Officer, Chief Financial Officer
                            and a director of Cybernet Internet
                            Services, Inc. and a member of the
                            management board of DTA Holding
                            Aktiengesellschaft,  a  Nasdaq
                            Smallcap Market quoated company.

Mark  Steinley  (40)        Mr.  Steinley  is an independent          None                     N/A
3915  E  Broadway           consultant with experience in private
Boulevard,                  equity  and  both  the  traditional
Fourth  Floor               and alternative energy generation
Tucson  AZ  85711           industries.  Mr. Steinley has an MBA
                            from the Marriott School of Management
                            at Brigham Young University  and  a
                            Bachelor  of  Science  in Electrical
                            Engineering  from the University  of
                            Saskatchewan.  Previously, Mr. Steinley
                            was a Partner with KBM Energy Partners,
                            President and Chief Executive Officer of
                            Angstrom Power Inc., the  Director of
                            Equity Investments at Chrysalix Energy
                            L.P.  and  the  Director  of  Project
                            Development and Equity Investment at
                            ABB Equity Ventures.



NAME,
AGE AND                     PRESENT PRINCIPAL OCCUPATION           NUMBER OF SHARES         PERCENTAGE
BUSINESS ADDRESS            AND FIVE YEAR BUSINESS EXPERIENCE      BENEFICIALLY OWNED       OF CLASS
----------------            ---------------------------------      ------------------       -----------
Greg  Elderkin (39)         Elderkin  is  the Executive               None                     N/A
555  S.  Renton             Vice-President,  a  director
Village  Place              and the designated real estate
Suite  700                  broker at Pacific West Brokerage,
Renton,  Washington         Inc.    Mr.  Elderkin  has  held
98055                       these positions  since  1989.  In
                            addition,  Mr.  Elderkin  is  a
                            co-founder and director of the SFG
                            Funds, a private real  estate lending
                            organization, and a director of Med Net
                            International Ltd., a Toronto Stock
                            Exchange listed company and a member
                            of the supervisory board of DTA Holding
                            Aktiengesellschaft, a Nasdaq Smallcap
                            Market quoted company.

Roy  Zanatta  (38)          Mr.  Zanatta is the Secretary of MFC.     1,304,233(1)               N/A
1620 - 400 Burrard          Mr. Zanatta  has  been an employee of
Street                      MFC  since  1993  and  has  been  the
Vancouver,                  Secretary of MFC since 1996.  Mr. Zanatta
British Columbia            is  also a director of TriMaine
Canada  V6C  3A6            Holdings, Inc.  Formerly, Mr. Zanatta
                            consulted for and  held  positions  with
                            the British Columbia Hydro and Power
                            Authority,  the  Canadian  Standards
                            Association  and  Atomic  Energy  of
                            Canada Ltd. Mr.  Zanatta  earned  a
                            B.A.Sc.  degree  in 1987 from the
                            University of British Columbia (Canada)
                            and an MBA in 1991 from McGill
                            University (Canada).

Dr.  Stefan                 Dr. Feuerstein is a director of MFC       1,304,233(1)               N/A
Feuerstein  (51)            and Chief Executive Officer  of MFC
Charlottenstrasse  59       Capital Partners AG. Dr. Feuerstein
D-10117  Berlin             was  the  Managing  Director  of
                            the  Industrial  Investment  Council
                            of  the  New German States from 1997
                            to 2001.

John  Musacchio  (55)       Mr.  Musacchio  is Vice-President         1,304,233(1)               N/A
Floor  21                   of  MFC  and Chief Operating Officer,
Millennium  Tower           Chief Financial Officer and Director
Handelskai  94-96           of Mymetics Corporation.  Mr. Musacchio
A-1200                      has over 25 years of experience
Vienna,  Austria            in the engineering, construction,
                            power generation, petroleum and chemical
                            industries.

James  Carter  (57)         Mr.  Carter is Vice-President of          1,304,233(1)          N/A
Floor  21                   MFC. Mr. Carter is a chartered
Millenium  Tower            accountant  with  extensive senior
Handelskai  94-96           management experience in the natural
A-1200  Vienna,             resources sector.  Previously,
Austria                     Mr. Carter was the President and
                            Chief Executive Officer of Carlin
                            Resources Corp.


------------
(1) 100 of these shares are held by MFC directly and MFC has the right to vote 1,304,133 shares pursuant to a voting agreement with Concord Effeckten AG. For more information on this agreement, please refer to Annex III hereto.

Under applicable regulations of the SEC, MFC and the MFC Nominees are deemed "participants" in this proxy solicitation. Certain other information about MFC and the MFC Nominees and any transactions between any of them and the Company are set forth in the attached Annex III. No persons other than those named in this Proxy Statement will participate in the proxy solicitation. Concord may also be deemed to be a "participant" as a result of an agreement it entered into with MFC pursuant to which MFC was granted the voting rights over the shares of common stock of Equidyne beneficially owned by Concord. On April 30, 2003, MFC
                                                          ----------------------
and  Concord  entered  into  an agreement pursuant to which Concord agreed that,
--------------------------------------------------------------------------------
with  relation  to  the Annual Meeting of stockholders of Equidyne and any other
--------------------------------------------------------------------------------
meeting of the Company or any adjournment or postponement held prior to June 30,
--------------------------------------------------------------------------------
2004,  Concord would provide to MFC, upon request, any proxies or otherwise take
--------------------------------------------------------------------------------
such  actions  as  may  be  required  or  desirable  to vote the common stock of
--------------------------------------------------------------------------------
Equidyne  owned  by Concord at the time of such meeting in favor of any nominees
--------------------------------------------------------------------------------
for  election  as directors of Equidyne put forth by MFC and otherwise vote such
--------------------------------------------------------------------------------
common  stock  as  directed  by  MFC  with  respect  to  any proposal before the
--------------------------------------------------------------------------------
shareholders  of  the  Company.  In  addition to being granted the voting rights
--------------------------------------------------------------------------------
over  the  shares held by Concord, MFC was also granted an option to purchase up
--------------------------------------------------------------------------------
to 485,844 of the shares held by Concord which option is exercisable at any time
--------------------------------------------------------------------------------
until  earlier  of the date that is 60 days after the date of the Annual Meeting
--------------------------------------------------------------------------------
and  August  31,  2003  for  an exercise price of $0.45 per share.  MFC was also
--------------------------------------------------------------------------------
granted  a  right of first refusal pursuant to and for the term of the agreement
--------------------------------------------------------------------------------
to  purchase all, but not less than all, of any shares which Concord proposes to
--------------------------------------------------------------------------------
sell  to  an  arm's  length  purchaser.
---------------------------------------



The MFC Nominees will not receive any compensation from MFC for their services as directors of Equidyne. MFC has agreed to indemnify all of the MFC Nominees against any costs, expenses and other liabilities associated with their nomination and the election contest.

According to the Company's public filings with the SEC, directors of Equidyne who are not employees of the Company receive $2,000 for each meeting attended and all directors of the Company are reimbursed by the Company for travel and other expenses incurred in connection with their services as directors. MFC disclaims any responsibility for the accuracy of the foregoing information, which has been extracted from the Company's public filings with the SEC.

MFC does not expect that any of the MFC Nominees will be unable to stand for election, but in that event, the shares represented by the enclosed green proxy card will be voted in each such case for a substitute nominee selected by MFC. MFC reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the MFC Nominees. MFC expressly reserves this right without prejudice to any position MFC may take which may claim that any attempt by Equidyne to increase the size of Equidyne's board of directors constitutes an unlawful manipulation of Equidyne's corporate machinery to disenfranchise the Company's stockholders. In any such case, shares represented by the enclosed green proxy card will be voted for all such substitute or additional nominees selected by MFC.

In accordance with applicable regulations of the SEC, the green proxy card affords each stockholder the opportunity to designate the names of any of the MFC Nominees whom he or she does not wish to elect. Notwithstanding the foregoing, we urge stockholders to vote for all of the MFC Nominees on the enclosed green proxy card. The persons named as proxies in the enclosed green proxy card will vote, in their discretion, for each of the MFC Nominees who is nominated for election and for whom authority has not been withheld.

                                VOTING SECURITIES



According to the Company's certificate of incorporation, Equidyne's shares of common stock constitute its only class of outstanding voting securities. Accordingly, only the holders of the Company's common stock as of the Record
Date are entitled to execute proxies. The Record Date for determining stockholders entitled to vote is July 14, 2003. As of the Record Date, there
                                    -------
were [14,984,803] shares of the Company's common stock issued and outstanding. We believe that there are no other classes of common stock and no shares of preferred stock outstanding. Each outstanding share of common stock as of the Record Date is entitled to one vote at the Annual Meeting. Stockholders of Equidyne do not have cumulative voting rights, which means that your shares are voted separately for each Proposal.

Pursuant to Article III, Section 2 and Article II, Section 7 of the Bylaws, at each meeting of stockholders of the Company for the election of directors at which a quorum is present, the persons receiving a plurality of votes cast of persons present in person or represented by proxy at the meeting and entitled to vote for the election of directors shall be elected as directors. All other matters require approval of a majority of shares represented at the meeting in person or by proxy and entitled to vote on the matter.

Abstentions and broker non-votes will have the same effect as votes against the Bylaw Revocation Proposal and will each be included in determining the number of shares present for purposes of determining the presence of a quorum.

Pursuant  to  an  agreement  between  MFC  and  Concord dated April 30, 2003, we
----------------------------------------------------------------------------
exercise voting control over 1,304,233 shares of the Company's common stock as of the date hereof, representing approximately 8.7% of the issued and outstanding shares. Under this agreement, MFC also has the option to purchase
                      ----------------------------------------------------------
up to 485,844 shares of common stock of Equidyne.  We intend to vote for the MFC
-------------------------------------------------
Nominees and the Bylaw Revocation Proposal. For more information about the security ownership of certain beneficial owners and the Company's officers and directors, please refer to Annex II attached hereto.



                                   LITIGATION

As of the date of this Proxy Statement, other than the 220/211 Application filed by us on June 24, 2003, there are no material pending legal proceedings in which MFC, any MFC Nominee or Georgeson Shareholder Communications Inc. or any of their respective associates is a party adverse to Equidyne or any of its affiliates, or in which MFC, any MFC Nominee or any solicitor or any of their respective associates has an interest adverse to Equidyne or any of its affiliates. On July 9, 2003 Equidyne filed its response.

                                  SOLICITATION

The solicitation of proxies pursuant to this Proxy Statement is being made by MFC. The MFC Nominees may also assist us in soliciting proxies from the Company's stockholders. Proxies may be solicited by mail, advertisement, telephone or telecopier and in person. No one will receive additional compensation for such solicitation.



In addition, we have retained Georgeson Shareholder Communications Inc. as our proxy solicitor to assist in the solicitation, for which services Georgeson Shareholder Communications Inc. will be paid an initial fee of $25,000, plus
                                                                   -------  ----
$2,500  for  tabulation  expenses  and  a  $10,000  success  fee  and  will  be
----------------------------------------------------------------
reimbursed for its reasonable out-of-pocket expenses. It is anticipated that Georgeson Shareholder Communications Inc. will employ approximately 25 persons
                                                                    --
to solicit  Equidyne  stockholders.





Banks, brokers, custodians, the MFC Nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of shares of the Company's common stock. We will reimburse banks, brokers, custodians, the MFC Nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners. The cost of the solicitation of proxies will initially be borne by us. We intend to seek reimbursement from the Company for the costs of this proxy solicitation if we are successful in obtaining the requisite proxies for the Proposals since we believe the purpose of the Proposals in this Proxy Statement is to advance the interests of all of the Company's stockholders. If such reimbursement is sought, the question of whether such reimbursement will be made will not be submitted to stockholders but will be submitted to the board of directors for final decision. Any MFC employees or directors serving on the Equidyne board at the time will abstain from any board vote on this matter. Costs related to the solicitation of proxies include expenditures for attorneys, proxy solicitors, litigation, printing, postage, and related expenses and filing fees and are expected to aggregate approximately $275,000, of which approximately $75,000 has been spent to date. The portion
--------                         -------
of such costs allocable solely to the solicitation of proxies to the Proposals is not readily determinable.



                              STOCKHOLDER PROPOSALS

Equidyne's definitive Proxy Statement on Schedule 14A, dated May 1, 2002, set July 30, 2002 as the deadline by which proposals by the Company's stockholders that are intended to be presented by such stockholders at the Annual Meeting were to be received by the Company in order to be considered for inclusion in the proxy statement and form of proxy relating to the Annual Meeting. However, in the event that the Annual Meeting is held more than 30 days after May 28, 2003, the deadline is required to be extended until a reasonable time before the Company begins to print and mail its proxy materials.

                                APPRAISAL RIGHTS

Holders of Equidyne common stock do not have dissenters' appraisal rights under Delaware law in connection with the election of directors or the Bylaw Revocation Proposal.

                             REIMBURSEMENT OF COSTS



If the MFC Nominees are elected, we intend to seek reimbursement from the Company for our costs since we believe the purpose of this Proxy Statement is to advance the interests of all of the Company's stockholders. We estimate that the cost of our solicitation efforts will be approximately $275,000. If such
                                                                -------
reimbursement was to occur, it would have the effect of a one-time, non-recurring expense and would reduce the Company's working capital.



Other than the foregoing, we are not aware of any other adverse consequences that would result from the election of the MFC Nominees pursuant to this Proxy Statement.

                              SPECIAL INSTRUCTIONS

IMPORTANT: IF YOU HOLD SHARES THROUGH A BROKER OR BANK, ONLY THEY CAN EXECUTE A PROXY ON YOUR BEHALF. PLEASE CONTACT THE PERSON

RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO EXECUTE A PROXY ON YOUR BEHALF TODAY.



If your shares of the Company's common stock are held in "street-name" only your bank or broker can execute a proxy on your behalf, and then only upon receipt of your specific instructions. Please SIGN, DATE and RETURN the enclosed GREEN
                                                                           -----
proxy instruction form to your bank or broker today in the postage-paid envelope provided. To ensure that your proxy is effective, please also contact the persons responsible for your account and instruct them to execute a green proxy card on your behalf. We urge you to confirm your instructions in writing to the person responsible for your account and provide a copy of those instructions to us in care of Georgeson Shareholder Communications Inc. at the address set forth below so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

We  urge  you  NOT to sign any white proxy card for Equidyne's Current Board and
                               -----
management.  If  you have already signed a white proxy card you may revoke it by
                                           -----
signing a green proxy card in favour of the election of the MFC Nominees and the Bylaw Revocation.

WE  URGE  YOU  TO DATE, SIGN AND RETURN THE ENCLOSED GREEN PROXY IN THE ENCLOSED
                                                     -----
ENVELOPE.

YOUR VOTE IS IMPORTANT. PLEASE MARK, SIGN, AND DATE THE ENCLOSED GREEN PROXY AND
                                                                 -----
RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY OR MAIL THE CARD TODAY AT THE ADDRESS STATED BELOW.



                         OTHER MATTERS TO BE VOTED UPON

Except for the election of directors of Equidyne and the approval of the Bylaw Revocation Proposal, MFC is not aware of any other matter to be presented for consideration at the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, the persons named as proxies by MFC will exercise their discretionary authority to vote on such matters in accordance with their best judgment. If MFC becomes aware a sufficient time in advance of the Annual Meeting that Equidyne's management intends to present for stockholder vote at the Annual Meeting any matter not included on the enclosed green proxy card, MFC intends to either: (i) refrain from voting on any such matter (in which case stockholders will only be able to vote on such matter on proxy cards furnished by Equidyne's management); or (ii) revise the green proxy card in order to include any such additional matter thereon. MFC may also furnish stockholders with additional proxy materials describing any such additional matter.

IF STOCKHOLDERS VOTED OR VOTE ON THE ORIGINAL GREEN PROXY CARD WHICH DOES NOT INCLUDE SUCH ADDITIONAL MATTER, THE PERSONS NAMED AS PROXYHOLDERS ON THE ENCLOSED GREEN PROXY CARD WILL EXERCISE THEIR DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH ADDITIONAL MATTER AND MFC WILL ADVISE STOCKHOLDERS AS TO HOW THE PROXYHOLDERS WILL USE SUCH DISCRETIONARY AUTHORITY. IF A STOCKHOLDER WISHES TO SPECIFY THE MANNER IN WHICH HIS OR HER SHARES ARE TO BE VOTED ON ANY SUCH ADDITIONAL MATTER, THE STOCKHOLDER WILL HAVE THE OPPORTUNITY TO VOTE ON A REVISED GREEN PROXY CARD. SUBMISSION OF ANY PROPERLY EXECUTED PROXY CARD WILL REVOKE ALL PRIOR PROXY CARDS.

                               FURTHER INFORMATION

If you have any questions or require any assistance in executing or delivering your consent, please write to, or call:



           Georgeson  Shareholder  Communications  Inc.
           17  State  Street,  10th  Floor
           -------------------------------
           New  York,  New  York  10004
           ----------------------------
           Toll  Free:  (800)   293-6057
                         ---    --------


           or

           MFC  Bancorp  Ltd.
           c/o  1620  -  400  Burrard  Street
           Vancouver,  British  Columbia
           Canada  V6A  3A6

           Telephone:  (604)  683-8286


Dated:  July  [15],  2003
        ----------

                                     ANNEX I

                       INFORMATION CONCERNING THE COMPANY

According to the Form 10-QSB filed by Equidyne with the SEC on June 13, 2003 and a press release it issued February 19, 2003, Equidyne's business address is:

       Equidyne  Corporation
       11300  Sorrento  Valley  Road
       Suite  255
       San  Diego,  California  92121


Equidyne's definitive proxy statement is required to set forth information regarding: (i) the beneficial ownership of securities of Equidyne by: (A) any person known to Equidyne to beneficially own 5% or more of any class of voting securities of Equidyne; (B) each director and executive officer of Equidyne; and
(C) all directors and executive officers of Equidyne as a group; (ii) Equidyne's directors and management, including information relating to management compensation; and (iii) the procedures for submitting stockholder proposals for consideration at the 2004 annual meeting of stockholders of Equidyne. Except as is otherwise disclosed herein, reference is hereby made to such afore-mentioned information which, to the extent it may be deemed required, is incorporated herein.

Except as otherwise noted herein, the information in the Proxy Statement concerning Equidyne has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although MFC does not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by, or on behalf of, MFC, or for any failure by Equidyne to disclose events that may affect the significance or accuracy of such information.

                                    ANNEX II

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                      THE COMPANY'S OFFICERS AND DIRECTORS


The following table sets forth certain information with regard to the beneficial ownership of the Company's common stock as of July 3, 2003 so far as can be
                                                   ------
determined from Equidyne's public filings with the SEC, by: (i) each stockholder who is known by the Company to beneficially own in excess of 5% of the outstanding shares of common stock; (ii) each director; and (iii) the Company's Chief Executive Officer, Executive President and Secretary; and Vice President, Chief Financial Officer and Treasurer.






TITLE OF             NAME AND ADDRESS               AMOUNT AND NATURE             PERCENTAGE OF
CLASS                OF BENEFICIAL OWNER            OF BENEFICIAL OWNERSHIP       CLASS
-------              -------------------            -----------------------       -------------
Common stock,        Concord Effekten AG               1,304,133(1)                  8.7%
par value            9, 60311 Frankfurt, Germany
$0.10 per share

Common stock,        MFC Bancorp Ltd.                  1,304,233(2)                  8.7%
par value            Floor 21, Millennium Tower
$0.10 per share      Handelskai 94-96, A-1200,
                     Vienna, Austria

Common stock,        Jim Fukushima                     1,198,800(3)                  8.0%
par value            17660 Irvine Blvd. Ste. 20        ---------                     ---
$0.10 per share      Tustin, CA 92780

Common stock,        Thomas A. Slamecka                  978,258(4)                  6.5%
par value            2 Shannon Court
$0.10 per share      Andersen, South Carolina 29626

Common stock,        Marcus Rowan                      1,154,550(5)                  7.7%
par value            11770 Bernardo Plaza Ct.,         ---------                     ---
$0.10 per share      Suite 351
                     San Diego, CA 92128

Common stock,        Lloyd I. Miller III                 863,500(6)                  5.8%
par value            4550 Gordon Dr.
$0.10 per share      Naples, Florida  34102

Common stock,        Mark C. Myers                       362,500(7)                  2.4%
par value            11770 Bernardo Plaza Ct.,           -------                     ---
$0.10 per share      Suite 351
                     San Diego, CA 92128

Common stock,        Jeffrey B. Weinress                 103,125(8)                  .68%
par value            11770 Bernardo Plaza Ct.,           -------                     ---
$0.10 per share      Suite 351
                     San Diego, CA 92128

Common stock,        Dr. James R. Gavin                  144,000(9)                  .96%
par value            11300 Sorrento Valley Rd.,          -------                     ---
$0.10 per share      Suite 255
                     San Diego, CA 92121

Common stock,        All executive officers and        2,962,975(10)                 19.8%
par value            directors as a group (5 persons)  ---------                     ----
$0.10 per share






---------------
(1) This figure is taken from a Schedule 13D/A filed on May 9, 2003 by Concord. These are the same shares beneficially owned by MFC (see note 2). See Annex III for a description of the terms of the agreement pursuant to which Concord granted MFC the voting rights over these shares.
(2) This figure is taken from a Schedule 13D filed on May 2, 2003 by MFC. Except for 100 shares owned of record by MFC, these are the same shares beneficially owned by Concord. See Annex III for a description of the terms of the agreement pursuant to which Concord granted MFC the voting rights over these shares.
(3)  This  figure  was reported in Management's DEFA14A filed with the SEC on
     ------------------------------------------------------------------------
July  3,  2003  (the "DEFA14A").  According to the DEFA14A, this figure includes
------------------------------                     -------
presently  exercisable  options  for  299,000  shares  of  common  stock.
                                      -------
(4) This figure includes presently exercisable options for 807,258 shares of common stock, as reported in Equidyne's Annual Report on Form 10-KSB filed on October 28, 2002.
(5)  This  figure  was  reported  in the DEFA14A.  According to the DEFA14A,
     -------------------------------------------                -----------
this  figure includes presently exercisable options to purchase 1,006,250 shares
                     ----------------------                     ---------
of  common  stock.
(6) This figure is taken from a Schedule 13G filed by Mr. Miller on January 17, 2003. Mr. Miller shares dispositive and voting power with respect to 361,600 shares of common stock.
(7)  This  figure  was  reported  in the DEFA14A.  According to the DEFA14A,
     --------------------------------------------                   -------
this figure consists of presently exercisable options to purchase 362,500 shares
                        ---------------------                     -------
of  common  stock.
(8)  This  figure  was  reported  in the DEFA14A.  According to the DEFA14A,
     --------------------------------------------                   --------
this figure includes    presently exercisable options to purchase 103,125 shares
            --------    ---------------------                     -------
of  common  stock.
(9)  This  figure  was  reported  in the DEFA14A.  According to the DEFA14A,
     --------------------------------------------                   -------
this  figure includes presently exercisable options for 144,000 shares of common
                                                        ---
stock.
(10) This includes presently exercisable options and warrants for common stock as discussed in notes 3, 5, 7, 8 and 9 above.

                                    ANNEX III

                     INFORMATION CONCERNING MFC BANCORP LTD.
                              AND THE MFC NOMINEES

The following persons are or may be deemed to be participants (the "Participants", and each a "Participant") in the solicitation of proxies in support of electing the nominees of MFC to the board of directors of Equidyne:
(i) MFC; (ii) the MFC Nominees: Michael J. Smith, Roy Zanatta, Mark Steinley, Greg Elderkin, Dr. Stefan Feuerstein, John Musacchio and James Carter; and (iii) Concord. Information set forth herein about each Participant was provided by that Participant.

MFC is a public corporation organized under the laws of the Yukon Territory, Canada, with its common shares quoted on the Nasdaq National Market and on the Frankfurt Stock Exchange. MFC operates in the financial services industry, specializing in merchant banking internationally, and has an address at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria.

A description of each MFC Nominee, including his name, business address, age, present principal occupation and five-year business experience, is described in MFC's Proxy Statement under the heading "Information About the MFC Nominees".

                               SECURITY OWNERSHIP

The beneficial ownership of securities of Equidyne by the Participants is described in the following table. No Participant and no associate of any Participant (within the meaning of Regulation 14A under the Securities Exchange Act of 1934, as amended) beneficially owns any securities of Equidyne other than common stock as described in the following table. No Participant beneficially owns any securities of any parent or subsidiary of Equidyne. No Participant has record but not beneficial ownership with respect to any securities of Equidyne.

                          APPROXIMATE  SHARES        PERCENTAGE OF
                          BENEFICIALLY  OWNED        CLASS COMMON
NAME                      COMMON STOCK               STOCK
----                      -------------------        -------------
MFC Bancorp Ltd.(1)          1,304,233(2)               8.7%
Concord Effekten AG          1,304,133(3)               8.7%
----------------
(1) MFC is a public corporation with its common shares quoted on the Nasdaq National Market and on the Frankfurt Stock Exchange. Based solely upon public records and filings, Peter Kellogg directly and/or indirectly owns approximately 25% of the common shares of MFC. Mr. Kellogg disclaims beneficial ownership of approximately 92% of such common shares.
(2) MFC holds 100 common shares of Equidyne directly and has the right to vote 1,304,133 common shares of Equidyne pursuant to an agreement with Concord. See below for a description of the terms of such agreement.
(3) Concord has granted MFC the right to vote such shares pursuant to an agreement date April 30, 2003. This figure is taken from a Schedule 13D/A filed on May 9, 2003 by Concord.

                                      III-1

                       TRANSACTIONS IN EQUIDYNE SECURITIES

Other than the transactions described below, no Participant has purchased or sold any securities of Equidyne in the past two years.

                        TRANSACTIONS IN SECURITIES BY MFC

DATE OF TRANSACTION                   NATURE OF TRANSACTION
-------------------                   ---------------------
January  30,  2003                    Purchased  100  shares  of  common  stock

April  30,  2003                      Acquired,  among  other  things,  the
                                      right  to  vote 1,304,133  shares  of
                                      Equidyne  common  stock  owned  by
                                      Concord(1)

---------------
(1) On April 30, 2003, MFC and Concord entered into an agreement pursuant to which Concord agreed that, with relation to the Annual Meeting of stockholders of Equidyne and any other meeting of the Company or any adjournment or postponement held prior to June 30, 2004, Concord would provide to MFC, upon request, any proxies or otherwise take such actions as may be required or desirable to vote the common stock of Equidyne owned by Concord at the time of such meeting in favor of any nominees for election as directors of Equidyne put forth by MFC and otherwise vote such common stock as directed by MFC with respect to any proposal before the shareholders of the Company. In addition to being granted the voting rights over the shares held by Concord, MFC was also granted an option to purchase up to 485,844 of the shares held by Concord which option is exercisable at any time until earlier of the date that is 60 days after the date of the Annual Meeting and August 31, 2003 for an exercise price of $0.45 per share. MFC was also granted a right of first refusal pursuant to and for the term of the agreement to purchase all, but not less than all, of any shares which Concord proposes to sell to an arm's length purchaser.



                       TRANSACTIONS IN SECURITIES BY CONCORD
                       -------------------------------------
DATE OF TRANSACTION                   NATURE OF TRANSACTION
-------------------                   ---------------------
April 1, 1999 through                Open market purchases and sales of common
---------------------                -----------------------------------------
  to February 5, 2005                stock resulting in ownership of 1,457,333
---------------------                -----------------------------------------
                                     shares of common stock
                                     -----------------------

February 5, 2002 through             Open market purchases and sales of common
------------------------             -----------------------------------------
  to July 11, 2003                   stock resulting in ownership of
------------------                   ---------------------------------
                                     1,304,133(1) shares of common stock
                                     -----------------------------------
---------------
(1) Source:  Schedule 13D/A filed by Concord on May 9, 2003.
-------------------------------------------------------------



                    ARRANGEMENTS, INTERESTS AND TRANSACTIONS

(a) Except for the shares of Equidyne common stock owned beneficially and/or of record by MFC, none of the MFC Nominees or any other participant or any associate of MFC or the MFC Nominees directly or indirectly owns any securities of Equidyne or any subsidiary of Equidyne beneficially or of record, has the right to acquire beneficial ownership within 60 days, or has purchased or sold such securities within the past two years.

(b) None of the MFC Nominees or any other participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, except for the election of directors.



(c) Except for the agreement between MFC and Concord dated April 30, 2003 giving MFC the right to vote 1,304,133 shares of Equidyne common stock owned by Concord, a copy of which is attached as an exhibit to MFC's Schedule 13D filed with the SEC on May 2, 2003, none of MFC, the MFC Nominees or any other participant is, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of Equidyne. Under this agreement, MFC also has the option to purchase up to
           ---------------------------------------------------------------------
485,844  shares  of  common  stock  of  Equidyne.
-------------------------------------------------



(d) None of the MFC Nominees has engaged in any transaction or series of transactions since the beginning of Equidyne's last fiscal year, or has currently proposed any transaction, to which Equidyne or any of its subsidiaries is a party, where the amount involved exceeded $60,000.

(e) None of the MFC Nominees has been indebted to Equidyne or any of its subsidiaries at any time since the beginning of Equidyne's last fiscal year.

                                      III-2

(f) None of the MFC Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last ten years.

(g) Other than the 220/221 Application, there are no material pending legal proceedings in which any of the MFC Nominees or any of their associates is a party adverse to Equidyne or any of its affiliates or in which any of the MFC Nominees or any of their associates has an interest adverse to Equidyne of any of its affiliates.

(h) Except as set forth in this Proxy Statement, none of the MFC Nominees or any other participant or any associate thereof has any arrangement or understanding with any person: (i) with respect to any future employment with Equidyne; or (ii) with respect to any future transactions to which Equidyne or any of the affiliates will or may be a party.

(i) None of the MFC Nominees or any other participant holds any position or office with Equidyne or any parent, subsidiary, or affiliate of Equidyne, and none of the MFC Nominees or any other participant has ever served as a director of Equidyne or any parent, subsidiary, or affiliate of Equidyne.

(j) None of the MFC Nominees or any other participant has any family relationship, by blood, marriage, or adoption, to any director, executive officer, or person nominated or chosen by Equidyne to become a director or executive officer of Equidyne. During the last three fiscal years, no compensation was awarded to, earned by, or paid to MFC or any of the MFC Nominees or any other participant by any person for any services rendered in any capacity to Equidyne or its subsidiaries.

(k) Except as set forth in this Proxy Statement, none of the MFC Nominees or any other participant has any arrangement or understanding with any MFC Nominee or any other person pursuant to which the nominations were made, other than each MFC Nominee's consent to be nominated, to serve as a director if elected and to participate in our proxy solicitation.

(l) None of the MFC Nominees is, or during the last fiscal year has been, an executive officer of, or owned of record or beneficially in excess of ten percent equity interest in, any business or professional entity that has made during Equidyne's last full fiscal year, or proposes to make during Equidyne's current fiscal year, payments to Equidyne or its subsidiaries for property or services in excess of five percent of Equidyne's consolidated gross revenues for its last full fiscal year or the other entity's consolidated gross revenues for its last full fiscal year.

(m) None of the MFC Nominees is, or during the last fiscal year has been, an executive officer of, or owns, or during the last fiscal year has owned, of record or beneficially in excess of ten percent equity interest in any business or professional entity to which Equidyne or its subsidiaries has made during Equidyne's last full fiscal year, or proposes to make during Equidyne's current fiscal year, payments for property or services in excess of five percent of: (i) Equidyne's consolidated gross revenues for its last full fiscal year; or (ii) the other entity's consolidated gross revenues for its last full fiscal year.

(n) None of the MFC Nominees is, or during the last fiscal year has been, an executive officer of, or owns, or during the last fiscal year has owned, of record or beneficially in excess of ten percent equity interest in, any business or professional entity to which Equidyne or its subsidiaries was indebted at the end of the Equidyne's last full fiscal year in an aggregate

                                      III-3
amount in excess of five percent of Equidyne's total consolidated assets at the end of such fiscal year.

(o) None of the MFC Nominees is, or during the last fiscal year has been, a member of, or of counsel to, a law firm that Equidyne has retained during the last fiscal year or proposes to retain during the current fiscal year.

(p) None of the MFC Nominees is, or during the last fiscal year has been, a partner or executive officer of any investment banking firm that has performed services for Equidyne during the last fiscal year or that Equidyne proposes to have perform services during the current year.

(q) None of the MFC Nominees has any other relationships that MFC is aware of between the MFC Nominee and Equidyne that are substantially similar in nature and scope to those relationships listed in paragraphs (l) through (p).

The information concerning Equidyne contained in this Annex has been taken from, and is based upon, publicly available information, including Equidyne's press releases and its public filings with the SEC.

MFC has or may be deemed to have interests in the solicitation of proxies in support of the MFC Nominees from its beneficial ownership of the common stock of Equidyne. The MFC Nominees may also have an interest in the solicitation through the forms of compensation described in the Proxy Statement.

                                      III-4

                     PROXY SOLICITATION BY MFC BANCORP LTD.
                      WITH RESPECT TO EQUIDYNE CORPORATION



The undersigned, a stockholder of record of Equidyne Corporation ("Equidyne") as of the close of business on July 14, 2003 (the "Record Date"), hereby
                                  --------
constitutes and appoints Michael J. Smith or Roy Zanatta and either jointly, or severally, to vote all shares of common stock of which the undersigned would be entitled to vote at the annual meeting of stockholders of Equidyne to be held on September 9, 2003, and at any adjournments, postponements, continuances or
------------
rescheduling thereof, hereby revoking any proxy or proxies heretofore given and ratifying or confirming all that said proxy or proxies may do or cause to be done by virtue thereof with respect to the following matters:



Please  mark  your  votes  as [X] indicated  in  this  example.

______________________________________________________________________

1. To elect Michael J. Smith, Roy Zanatta, Mark Steinley, Greg Elderkin, Dr. Stefan Feuerstein, John Musacchio and/or James Carter (the "MFC Nominees") to serve as the directors of Equidyne until their respective successors are duly elected and qualified or their earlier resignation or removal.

    FOR  [ ]        WITHHOLD  AUTHORITY  [ ]           ABSTAIN  [ ]
    all  nominees  below
   (except  as  indicated)

MFC NOMINEES: Michael J. Smith, Roy Zanatta, Mark Steinley, Greg Elderkin, Dr. Stefan Feuerstein, John Musacchio and James Carter.



MFC  Bancorp  Ltd.  is  proposing  that  Equidyne's  stockholders  elect the MFC
--------------------------------------------------------------------------------
Nominees to Equidyne's board of directors at the Annual Meeting.  The first five
--------------------------------------------------------------------------------
individuals  named  above will be nominated to be elected to succeed the current
--------------------------------------------------------------------------------
board  of  directors  of  Equidyne.  One  or more of the other individuals named
--------------------------------------------------------------------------------
above  will  be nominated to be elected: (i) in the event that the current board
--------------------------------------------------------------------------------
of  directors  of  Equidyne  purports  to  increase  the number of directorships
--------------------------------------------------------------------------------
pursuant to Article III, Section 2 of the Bylaws of Equidyne; and/or (ii) in the
--------------------------------------------------------------------------------
event  that  any  of  the  first  five individuals named above is unable for any
--------------------------------------------------------------------------------
reason  to  serve  as  a  director.
-----------------------------------



INSTRUCTION:     IF  YOU WISH TO VOTE FOR THE ELECTION OF CERTAIN OF THE PERSONS
NAMED ABOVE, BUT NOT ALL OF THEM, CHECK THE "FOR" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE:
                                 ---

______________________________________________________________________

2. RESOLVED, that each and every provision of the Amended and Restated Bylaws of Equidyne Corporation adopted on or after May 1, 2003 and prior to the adoption of this resolution is hereby repealed.

    FOR  [ ]        WITHHOLD  AUTHORITY  [ ]           ABSTAIN  [ ]

3. In their discretion with respect to any other matters as may properly come before the 2003 annual meeting.

                           (continued on reverse side)

                                   PROXY CARD

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of Equidyne held by the undersigned, and hereby ratifies and confirms all action the herein names proxies, their substitutes, or any of them may lawfully take by virtue hereof.

IF PROPERLY EXECUTED, THIS PROXY CARD WILL BE VOTED AS DIRECTED ABOVE. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE ABOVE PROPOSALS, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL MFC NOMINEES AND FOR THE PROPOSAL SET FORTH IN
ITEM 2 ABOVE, EXCEPT THAT YOU WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY
                                   ---
NOMINEE  WHOSE  NAME  IS  WRITTEN  IN  THE  SPACE  PROVIDED.

IN THEIR DISCRETION, THE PROXIES NAMED ABOVE ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY BE PROPERLY PRESENTED TO THE MEETING OR IS UNKNOWN TO MFC BANCORP LTD. AND THEIR REPRESENTATIVES A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE SOLICITATION OF PROXIES BY MFC BANCORP LTD.

In order for your proxy to be valid, it must be dated. Please mark, sign, date and mail your proxy promptly in the enclosed postage-paid envelope.


                           Dated  __________________________________

                           Print Name  _____________________________

                           Signature(s)  ___________________________

                           Signature(s)  ___________________________

                           Authority  ______________________________
                                      Please  sign exactly as the
                                      name appears on the stock
                                      certificate or on the
                                      attached label.  If the shares
                                      are held by joint tenants,
                                      both should sign.  In the case
                                      of joint owners, each joint
                                      owner must sign.  When signing
                                      as attorney, executor,
                                      administrator, trustee,
                                      guardian, corporate officer,
                                      etc., please give full  title.